EXHIBIT 17.1

July 28, 2008

Dear Harvey, Marvin and BKF Directors:

In view of the current inactivity of the company, the desire to preserve BKF capital and an interest in being responsive to shareholder concerns about cost efficiencies, it is my intention to resign from the BKF Board of Directors effective today. I appreciate the opportunity to serve and wish you and the other directors well in charting a course forward for BKF. Thank you for your work.

Best Regards,

Kurt N. Schacht